SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SIX HUNDRED THIRTY-THIRD MEETING OF THE BOARD OF DIRECTORS OF  CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

We hereby certify, for due purposes, that the Eletrobras Board of Directors held a meeting at the Company’s office at Av. Presidente Vargas nº 409 – 13º andar, Rio de Janeiro – RJ on April 29, 2011, at 9 a.m. MÁRCIO PEREIRA ZIMMERMANN chaired the meeting and the following members were present: JOSÉ DA COSTA CARVALHO NETO, JOSÉ ANTONIO CORRÊA COIMBRA, WAGNER BITTENCOURT DE OLIVEIRA, LINDEMBERG DE LIMA BEZERRA and ARLINDO MAGNO DE OLIVEIRA. VIRGINIA PARENTE DE BARROS and LUIZ SOARES DULCI were absent and duly excused. The Chairman of the Board announced to those present that item 1.1 of the agenda of the meeting was “Administration Report and Financial Statement of 2010”.DECISION:  The Board of Directors, in exercise of its powers and based on the explanatory memorandum submitted by the Executive Board determined that the Chief Financial and Investor Relations Officer disclos the Market Announcement, herewith transcribed:“We refer to our Market Announcement of March 28, 2011, regarding the date of disclosure of the Financial Statements for the year 2010, to inform our Shareholders and the market in general that the Financial Statements of Eletrobras, Parent and Consolidated Eletrobras System, will be released on May 13, 2011, after  closing of the trading sessions of the Stock Exchanges.In accordance with Article 133 of Law 6404/76, all appropriate measures will be taken for the realization of the Company's AGM which will deliberate on the matters listed in Article 132 of the mentioned law, for the fiscal year ended 31 December 2010.Rio de Janeiro, April 29, 2011.Armando Casado de Araujo.Chief Financial and Investor Relations Officer.”Nothing more to be discussed, the Chairman of the Board ended the meeting, determining the issuance of this certificate which was duly read and approved, and undersigned by me,  AFRÂNIO ALENCAR MATOS Fº, Secretary General of the Board, who wrote it. The other deliberations approved in this meeting were omitted from these drafts, as they are Corporate business, supported by the duty of secrecy of the Administration, in accordance to Article 155 of Law nº 6.404”, therefore, not subject to the rules stated in the sole paragraph of the Article 142 of the mentioned Law.

Rio de Janeiro, April 29, 2011.

AFRÂNIO ALENCAR MATOS Fº Secretary General - Eletrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 02, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.